Exhibit 99.1

RISK FACTORS

Statements in this Form 10-Q that are not historical facts are “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995). Forward-looking statements include, but by way of example only, statements regarding the Company’s Strategic Plan, and projections regarding financial impacts of planned organizational re-alignment, outsourcing projects, new product roll-out and cost reductions in general. These statements, when made, are intended to reflect VIA management’s then current views with respect to future events and expectations and are subject to a number of risks, assumptions and uncertainties, including those discussed below, which could cause our actual results to differ materially from those projected in such statements.

WE ARE IMPLEMENTING A NEW BUSINESS PLAN, WHICH MAY NOT BE SUCCESSFUL.

We have begun several significant new business initiatives in 2003 as a part of our 2003-2005 Strategic Plan to improve operational effectiveness, reduce costs and promote growth. This plan may not be successful and may cause the Company to incur additional costs. Our Strategic Plan builds on the progress we made in 2002 during which we focused heavily on reducing costs, rationalizing our operations and generally stabilizing the financial condition of the Company. Hence, in 2002 we significantly reduced headcount, implemented strong spending controls, sold our operations in Mexico, Argentina, Brazil, Austria and Ireland and closed our office in Belgium. We continued these activities in 2003 by further reducing headcount and selling our operations in Italy.  Our Strategic Plan continues the focus of 2002 to returning to a path towards profitability but now calls for organizational-wide change. The planned changes, objectives and the risks associated with those objectives are noted below:

•                                          We are reorganizing our operations along functional lines away from the previous country orientation and focus. We believe that this functional re-alignment will in the long term enable VIA to permit the more efficient sharing of best practices and the use of common platforms throughout the enterprise as well as reduce our overall operating costs. The reorganization will also permit VIA to take better advantage of cross–border sales and marketing opportunities in our selected markets. However, this reorganization of our operations to a functional matrix organization may increase costs in the near term. We may incur additional costs as functional teams across all the countries may require increased travel to coordinate their efforts and share core values. We will also incur significant one-time severance payments as we pursue our plan to streamline the organization. We plan to engage in further significant headcount reductions in 2003, which may result in employment-related litigation claims and related increased costs. These additional costs may materially affect our operating results. In addition, the reorganization efforts may create significant distraction for our executive team, which may negatively affect our operating results.

•                                          We entered into agreements with vendors to outsource certain network, IT, finance and administration systems and processes. While our goals in these actions are to reduce costs, create organizational efficiencies, enhance the standardization of processes and improve internal controls, we may experience differing outcomes. We cannot be assured that the outsourcing providers will be able to deliver the desired results. Our outsourcing providers’ systems may not prove to provide the level of service and functionality that we anticipated and may have unanticipated and substantial technological or operational weaknesses. Our use of outsource providers for certain key operational functions will require us to rely on the contractual relationships we maintain with the third party providers and we will not be able to control directly the quality of service or level of cooperation we receive in connection with these functions. As a result, we may lose a certain degree of day-to-day control over these functions and we will be dependant on the continued adherence to contractual service descriptions and service level agreements. We may experience disputes with outsourcing providers to secure our rights or address service issues. Any one or more of these issues may affect negatively our ability to deliver quality service to our customers or deliver accurate financial reporting on our operations and may increase our costs, which will negatively affect our results of operations.

•                                          Our product development plans call for the introduction of more sophisticated products and services such as IP VPN service as well as products that will add to our ability of providing a single-source communications solution to our customers, such as voice service. We intend to rollout these new products and services by partnering with technology vendors and other third party providers. The development and rollout of these new products and services will depend on our ability to identify vendors and providers who can provide a quality and dependable service and successfully negotiate agreements with these vendors and providers that enable VIA to deliver the products and services profitability to our customers. Our new product development plan will also depend on our ability to integrate the sale, provisioning and billing of the new products and services into our sales force training and into our systems and processes. Our target of reaching net cash flow break-even during the course of 2004 depends, in part, on successfully introducing these new products and services. If we are unsuccessful in these efforts or if we encounter any significant delay in introducing the new products and services, our ability to reach our goal of achieving break-even at the net cash flow level and profitability during the course of 2004 may be negatively impacted.

•                                          We are pursuing a strategy of channeling our base products such as access and shared web-hosting to our indirect channels, enabling our sales force to focus on selling the more sophisticated, higher margin, value-added services we offer and plan to offer. In order to address this strategy, we must upgrade our direct sales force through the hiring of new sales professionals, talent development and training programs and the resetting of compensation plans. The termination of sales staff, efforts to recruit new sales professionals and the training of our sales force may distract us from generating or impair our ability to generate new revenues. As a result, our operating results may suffer. As we reorganize our sales force to meet the requirements of the new sales model, we may experience higher turnover and the loss of more key salespersons than anticipated. If this occurs, our operating results will suffer.

•                                          While our management is focused on implementing our new business plan, technological evolution will continue. If we do not keep pace with these changes, we may fail to attract and retain customers, which would reduce our revenues. The Internet services market has been characterized by changing customer needs, frequent new service and product introductions, evolving industry standards and rapidly changing technology. Our success will depend, in part, on our ability to recognize and respond to these changes in a timely and cost-effective manner.

WE HAVE A HISTORY OF NEGATIVE CASH FLOW AND WE MAY NEVER ACHIEVE POSITIVE CASH FLOW.

For the six months ended June 30, 2003, we had a net loss from continuing operations of $10.7 million. In order to provide continuing global support to our operations, enable them to deliver quality customer service, and in order to develop an adequate financial reporting infrastructure, we will continue to make significant ongoing expenditures for systems and staff. While we have significantly reduced our negative cash flow from the six months ended June 30, 2002 to the six months ended June 30, 2003, we may reach a point where we cannot further reduce our net use of cash from investing and operating activities without material increases in revenues. Our strategic plan calls for us to reach positive net cash flow in 2004. The plan is predicated on the assumption we will reach a certain level of revenue growth combined with continued cost-cutting measures.  If we are unable to increase our revenue or otherwise scale down our costs and investment expenditures, we will continue to experience negative cash flow.

THE RESTRUCTURING OF OUR ORGANIZATION MAY RESULT IN AN INABILITY TO RETAIN KEY PERSONNEL.

As a part of our Strategic Plan, we are shifting from a geographical focused organization to a functional matrix organization. The announcement of this re-orientation of the organization has led and may continue to lead to the departure of key employees. The loss of key employees may result in the loss of institutional knowledge and experience that could be difficult to replace. We are also engaged in various cost-cutting actions, including headcount reductions.  These cost-cutting measures have created the need to consolidate functions and require employees to take on additional responsibilities.  The implementation of our plans may result in greater organizational uncertainty, low morale and a resulting higher than anticipated turnover of staff. If we are unable to find suitable replacements for any one or more of these key employees, our ability to execute our Strategic Plan may be negatively impacted.

WE MAY NOT REALIZE THE ANTICIPATED FINANCIAL OR COMMERCIAL BENEFITS AND MAY SUFFER MATERIAL LOSS AS A RESULT OF OUR DECISION TO OUTSOURCE CERTAIN SYSTEMS AND PROCESSES RELATED TO FINANCE AND ADMINISTRATION FUNCTIONS.

We have experienced operational difficulties in the past in our efforts to upgrade or deploy new back office systems. Our decision to outsource certain finance and administration systems and processes may result in unanticipated difficulties. We have experienced customer and billing data integrity issues in the past; we have developed both automated and manual additional processes and controls to address these issues and reduce the possibility of future data integrity problems. However, the process of transitioning our control over these functions may result in the loss of data or new data integrity issues associated with transferring data to third–party providers systems. Establishing proper systems and system interfaces to enable a successful transition to the shared service center may prove time consuming and require additional costs. We believe we have taken into consideration all costs associated with outsourcing; however, we cannot be assured that we have accounted for all hidden costs, transition costs and management costs; these may all lead to increased costs of services rather than a reduction in the costs of services.

Our outsourcing providers will provide their own personnel to manage our services. This will result in a reduction of our own organizational competencies, specifically certain IT expertise and finance functions. Our ability to maintain an alignment between the outsourced IT and finance functions with our strategy, which may change from time to time might also be reduced. If this occurs, we will be less able to successfully serve our customers and compete effectively in our market space.

Unanticipated degradation of service quality and increased overall service costs are two major issues relating to outsourcing. We may experience a degradation of service levels such as poor response time, poor turnaround time or a failure to maintain software and system upgrades. We may discover that vendor applications do not meet our requirements and vendor personnel may fail to provide quality service due to low compensation schemes and a lack of a direct interest in our success. As a consequence of service degradation, our overall service costs may rise. Any such degradation of service may lead to a deterioration of our relationship with the vendor, which could distract our senior management, increase our costs and impact our operations. In the event we experience service degradation we may wish to repatriate the outsourced services or terminate our relationship with the provider and procure a different provider. As the number of providers is limited, it may be difficult or even impossible to transfer to another provider. Further, because our outsourcing plans call for a significant reduction in staff we may lack the ability in the short term to repatriate the services. This may create a situation where we are in essence locked-into an ailing relationship with the outsourcing provider. Contractual difficulties may also impede our ability to terminate the outsourcing relationship. This may lead to disputes and litigation, which will be costly and will distract our management team.

OUTSOURCING AND OTHER COST CUTTING MEASURES MAY IMPACT OUR ABILITY TO ATTRACT AND RETAIN EMPLOYEES AND CUSTOMERS.

We have and will continue to take steps to reduce our costs, including the outsourcing of certain network, IT and finance and administration functions. We reduced our combined employee headcount from 575 at December 31, 2002, excluding the Italian operation, to 480 by June 30, 2003 and will further reduce staff as a result of outsourcing and the functional re-alignment of our organization. We anticipate that by the end of 2003, we will have reduced our headcount to less than 400. These measures may impair our ability to attract and retain key employees. As a result of staff reduction, we may lose valuable institutional knowledge and thereby have internal and outsourced staff that are less experienced and attuned to our business. As we continue these cost cutting measures, we may also impair our ability to provide quality service, attract new customers and implement integrated operating, administrative and financial controls.

IF DEMAND FOR INTERNET SERVICES IN OUR MARKETS DOES NOT GROW AS WE EXPECT, OUR ABILITY TO GROW OUR REVENUES WILL BE NEGATIVELY AFFECTED.

We are focusing our sales and marketing efforts on more sophisticated value–added services in the Internet market. If the market opportunities for our current and planned Internet services fail to develop, or develop more slowly than expected, we may not be able to increase our revenues at the rate we have projected. Obstacles to the development of Internet services in our markets include:

•                  concern by customers of economic viability of service providers and the Internet industry in general,

•                  failure of regulators to take adequate steps to prevent incumbent telecommunications providers from abusing their economic power,

•                  lack of developed infrastructure to support Internet applications and access to broadband services,

•                  limited access to Internet services.

In particular, we depend on increasing demand for Internet services by small to mid-sized businesses in our markets. Demand for Internet services by these businesses will depend partly on the degree to which these businesses’ customers and suppliers adopt the Internet as a means of doing business, and partly to the extent by which these businesses adopt Internet technologies to deal with internal business processes, such as internal communications. Demand will also depend on whether there is a continuing economic downturn in these markets, which may result in a cutback of expenditures for the services we offer. Furthermore, as competitive pressures drive down customer prices for Internet access in many of our markets, we depend increasingly in such markets on our ability to sell to our customers higher margin, value added services such as security services, web hosting, and ecommerce solutions. Due to an increasing number of business failures in the Internet services industry in our core markets, an increase in customer reluctance to rely on third party service providers in the Internet services industry for critical business functions may also reduce our revenue growth and increase our cost of sales by lengthening sales cycles.

COMPETITION FOR CUSTOMERS IN OUR MARKETS MAY CAUSE US TO REDUCE OUR PRICES OR INCREASE SPENDING, WHICH MAY NEGATIVELY AFFECT OUR REVENUES AND OPERATING RESULTS.

There are competitors in our markets with more significant market presence and brand recognition and greater financial,

technical and personnel resources than we have. Although the competitors we face vary depending on the market and the country, these competitors may include local and regional Internet services providers, telecommunication companies and cable companies. Some of our competitors, especially the telecommunications companies, have large networks in place as well as a significant existing customer base. As a result of this competition, we may face significant pressure to reduce our prices, particularly with respect to Internet access services, and to improve the products and services we offer.

OUR BRAND NAMES AND TRADEMARKS ARE DIFFICULT TO PROTECT.

We are aware of other companies using or claiming to have rights to use trademarks that are similar to our marks and variations of those marks, including the VIA NET.WORKS mark. We have received from time to time demands from third parties to cease and desist using one or more of our trademarks. The users of these or similar marks may be found to have senior rights if they were ever to assert a claim against us for trademark infringement. If an infringement suit were instituted against us, even if groundless, it could result in substantial litigation expenses in defending the suit. We are currently engaged in litigation with a third party in Portugal, who claims that the corporate name and trademark used in Portugal infringes upon their mark and corporate name. If this suit were to be successful, we could be forced to cease using the mark or corporate name and perhaps pay damages, although we believe that any such damages would be immaterial. Moreover, if we are forced to stop using any of our trademarks, we may have to expend significant resources to establish new brands and our operating results may be materially impacted.

WE HAVE BEEN NAMED AS A DEFENDANT IN A SECURITIES CLASS ACTION LAWSUIT, WHICH COULD DISTRACT OUR MANAGEMENT AND IMPACT OUR CASH POSITION.

On November 5, 2001, we were named as a defendant in a class action lawsuit in the District Court for the Southern District of New York against VIA NET.WORKS, Inc., certain of the underwriters who supported our initial public offering (“IPO”) and certain of our officers, under the title O’Leary v. Via Net.works [sic] et al [01-CV-9720] (the “Complaint”). An amended complaint was filed in April 2002. The Complaint alleges that the prospectus we filed with our registration statement in connection with our IPO was materially false and misleading because it failed to disclose, among other things, that: (i) the named underwriters had solicited and received excessive and undisclosed commissions from certain investors in exchange for the right to purchase large blocks of VIA IPO shares; and (ii) the named Underwriters had entered into agreements with certain of their customers to allocate VIA IPO shares in exchange for which the customers agreed to purchase additional VIA shares in the aftermarket at pre-determined prices (“Tie-in Arrangements”), thereby artificially inflating the Company’s stock price. The Complaint further alleges violations of Sections 11, 12 (a)(2) and 15 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder arising out of the alleged failure to disclose and the alleged materially misleading disclosures made with respect to the commissions and the Tie-in Arrangements in the prospectus. The plaintiffs in this action seek monetary damages in an unspecified amount. Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which are included in a single coordinated proceeding in the Southern District of New York (the “IPO Litigation”).

On June 30, 2003, the special litigation committee of the board of directors of the Company conditionally approved the global settlement between all plaintiffs and issuers in the IPO Litigations; the Company is in the process of completing a settlement with the plaintiffs in the case.  The settlement would provide, among other things, a release of the Company and of the individual defendants for the conduct alleged in the action to be wrongful by the plaintiffs. Under the proposed settlement, the Company would agree to undertake other responsibilities under the partial settlement, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters.  Any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers.   The special litigation committee agreed to approve the settlement subject to a number of conditions, including the participation of a substantial number of other defendants in the proposed settlement, the consent of the Company’s insurers to the settlement, and the completion of acceptable final settlement documentation.  Furthermore, the settlement is subject to a hearing on fairness and approval by the Court overseeing the IPO Litigations.

FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN THE U.S. DOLLAR AND THE VARIOUS CURRENCIES IN WHICH WE CONDUCT BUSINESS MAY AFFECT OUR OPERATING RESULTS.

We record the revenues and expenses of our local operations in their local currencies and translate these amounts into U.S. dollars for purposes of reporting our consolidated results. As a result, fluctuations in foreign currency exchange rates may adversely affect our revenues, expenses and results of operations as well as the value of our assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. For example, if the average value of the Euro decreases in relation to the U.S dollar during a quarterly period as compared to the prior period, each Euro will convert to fewer U.S dollars during that quarterly period than the prior period and we will report lower revenue growth than what would have been calculated in local currencies for that period. In addition, we hold foreign currency balances that will create foreign exchange gains or losses, depending upon the relative values of the foreign currency at the beginning and end of the reporting period, affecting our net income and earnings per share. In projecting future operating results, we make certain assumptions about the fluctuation of the home currencies of our operations. If these assumptions turn out to be materially inaccurate, our actual operating results may be materially different from our projections.

REGULATORY AND ECONOMIC CONDITIONS OF THE COUNTRIES WHERE OUR OPERATING COMPANIES ARE LOCATED ARE UNCERTAIN AND MAY DECREASE DEMAND FOR OUR SERVICES, INCREASE OUR COST OF DOING BUSINESS OR OTHERWISE REDUCE OUR BUSINESS PROSPECTS.

Our operating companies are located in countries with rapidly changing regulatory and economic conditions that may affect the Internet services industry. Any new law or regulation pertaining to the Internet or telecommunications, or the application or interpretation of existing laws, could decrease demand for our services, increase our costs, or otherwise reduce our profitability or business prospects. Specific examples of the types of laws or regulations that could adversely affect us include laws that

•                  impose taxes on transactions made over the Internet,

•                  impose telecommunications access fees on Internet services providers,

•                  directly or indirectly affect telecommunications costs generally or the costs of Internet telecommunications specifically,

•                  prohibit the transmission over the Internet of various types of information and content,

•                  impose requirements on Internet services providers to protect Internet users’ privacy, monitor content, or to permit government interception of data traffic and

•                  increase the likelihood or scope of competition from telecommunications or cable companies.

For example, a number of European countries have enacted legislation that requires Internet services providers to establish technical means to permit national authorities to intercept data traffic of identified customers. The application of these laws to Internet services providers has been subject to significant opposition from Internet services providers industry groups in Germany, the U.K. and the Netherlands, among others, because of the substantial cost service providers would incur in order to comply with the law. Ultimately, these requirements may impose significant costs on our European operations in these countries, which would negatively impact our operating results. These laws could require us to incur costs to comply with them or to incur new liability. They could also increase our competition or change our competitive environment so that customer demand for our products and services is affected.

In addition to risks we face from new laws or regulations, we face uncertainties in connection with the application of existing laws to the Internet. It may take years to determine the manner in which existing laws governing issues like property ownership, libel, negligence and personal privacy will be applied to communications and commerce over the Internet.

WE RELY ON TELECOMMUNICATIONS PROVIDERS IN OUR MARKETS TO PROVIDE OUR CUSTOMERS WITH RELIABLE ACCESS TO OUR SERVICES, AND FAILURES OR DELAYS IN PROVIDING ACCESS COULD LIMIT OUR ABILITY TO SERVICE OUR CUSTOMERS AND IMPACT OUR REVENUES AND OPERATING RESULTS.

Our customers typically access our services either through their normal telephone lines or dedicated lines provided by local telecommunications providers specifically for the purposes of accessing the Internet. In some of our markets, we experience delays in delivery of new telephone or dedicated lines that prevent our customers from accessing our services. These delays result in lost revenues. Additionally, some local telecommunications providers that provide Internet services provide delivery of telephone or dedicated lines to their own Internet customers on a preferential basis, which may cause VIA to lose current and potential customers. We also lease network capacity from telecommunications providers and rely on the quality and availability of their service. These companies may experience disruptions of service, which could disrupt our services to, or limit Internet access for, our customers. We may not be able to replace or supplement these services on a timely basis or in a cost-effective manner, which may result in customer dissatisfaction and lost revenues. In addition, to the extent that alternative local access providers fail in any particular market, the incumbent telecommunications providers will experience less competitive price pressure for access, which could increase our cost structures and impair our profit margins.

WE DEPEND ON THE RELIABILITY OF OUR NETWORK, AND A SYSTEM FAILURE OR A BREACH OF OUR

SECURITY MEASURES COULD RESULT IN A LOSS OF CUSTOMERS AND REDUCED REVENUES.

We are able to deliver services only to the extent that we can protect our network systems against damages from telecommunication failures, computer viruses, natural disasters and unauthorized access. Any system failure, accident or security breach that causes interruptions in our operations could impair our ability to provide Internet services to our customers and negatively impact our revenues and results of operations. To the extent that any disruption or security breach results in a loss or damage to our customers’ data or applications, or inappropriate disclosure of confidential information, we may incur liability as a result. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches. Although we currently possess errors and omissions insurance and business interruption insurance these policies may not provide effective coverage upon the occurrence of all events.

WE MAY BE LIABLE FOR INFORMATION DISSEMINATED OVER OUR NETWORK.

We may face liability for information carried on or disseminated through our network. Alternatively, we may incur costs associated with efforts to prevent access to certain information from our network as required by governmental authorities. Some types of laws that may result in our liability for information disseminated over our network include:

•                  laws designed to protect intellectual property, including trademark and copyright laws,

•                  laws relating to publicity and privacy rights and laws prohibiting defamation,

•                  laws restricting the collection, use and processing of personal data and

•                  laws prohibiting the sale, dissemination or possession of offensive or pornographic material.

The laws governing these matters vary from jurisdiction to jurisdiction.